Filed by CBOE Holdings, Inc.
(SEC File No. 001-34774) pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.
(SEC File No. 001-37732)

News Release
CBOE HOLDINGS REPORTS SOLID THIRD-QUARTER RESULTS
Third-Quarter 2016 Financial Highlights
-- GAAP Operating Revenue of $156.2 Million Compared With $187.0 Million, Down 16 Percent
-- GAAP Net Income Allocated to Common Stockholders of $40.3 Million Compared With $67.2 Million; Diluted EPS of $0.50 Versus $0.81, Down 38 Percent From 2015's Record High
-- Adjusted Net Income Allocated to Common Stockholders of $47.2 Million Compared With $63.0 Million; Adjusted Diluted EPS of $0.58 Versus $0.761
Year-To-Date 2016 Financial Highlights
-- GAAP Operating Revenue of $481.9 Million Compared With $478.6 Million, Up 1 Percent
-- GAAP Net Income Allocated to Common Stockholders of $140.0 Million Compared With $153.9 Million; Diluted EPS of $1.72 Versus $1.85, Down 7 Percent
-- Adjusted Net Income Allocated to Common Stockholders of $145.6 Million Compared With $149.9 Million; Adjusted Diluted EPS of $1.79 Versus $1.80, Down 1 Percent 1
CHICAGO, IL - October 28, 2016 - CBOE Holdings, Inc. (NASDAQ: CBOE) today reported net income allocated to common stockholders of $40.3 million, or $0.50 per diluted share, for the third quarter of 2016, compared with $67.2 million, or $0.81 per diluted share, in the third quarter of 2015. Last year's third quarter financial results represent an all-time high for the company, while this year's results include $8.6 million of acquisition-related expenses. Adjusted net income allocated to common stockholders was $47.2 million, or $0.58 per share, compared with $63.0 million, or $0.76 per share, for the third quarter of 2015. Operating revenue for the quarter was $156.2 million, down 16 percent compared with $187.0 million in the third quarter of 2015.
Financial results presented on an adjusted basis for the third quarter of 2016 exclude certain items that management believes are not indicative of the company's core operating performance, which are detailed in the reconciliation of non-GAAP results.
"CBOE made significant progress throughout the third quarter to advance our growth initiatives, including the announcement of our planned acquisition of Bats Global Markets.  We are excited about CBOE's and Bats' future as a combined company and look forward to working together to efficiently maximize synergies and revenue opportunities.  We believe this combination will enhance our financial strength, accelerate our strategic growth initiatives and provide new areas of growth to deliver greater value for CBOE shareholders,” said Edward T. Tilly, CBOE Holdings' Chief Executive Officer.
"Although trading volume was down this quarter compared to last year's record third-quarter volume, CBOE posted solid financial results, while continuing our efforts to efficiently manage our resources and expenses," said Alan J. Dean, CBOE Holdings' Executive Vice President and Chief Financial Officer. "Our focus on creating long-term value for our shareholders remains unchanged. The recently announced planned acquisition of Bats is an example of how we are allocating resources in a way that we believe will generate the best returns for our shareholders.”
(1)A full reconciliation of our non-GAAP results to our GAAP results for the 2016 and 2015 reporting periods is included in the attached tables. See "Non-GAAP Information" in the accompanying financial tables.

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Key Statistics and Financial Highlights
The table below highlights CBOE Holdings' operating results on a GAAP basis and an adjusted basis for the three- and nine-month periods ended September 30, 2016 and 2015. Financial results presented on an adjusted basis provide supplemental information to facilitate period-over-period comparisons by adjusting for certain items that management believes are not indicative of the company's core operating performance.

(in millions, except per share amounts, revenue per contract and trading days)	3Q 2016	3Q 2015	Y/Y Change		YTD 2016	YTD 2015	Y/Y Change
Key Statistics:
Total Trading Days	64	64			189	188
Average Daily Volume (options and futures)	4.63	5.25	(12%)		4.65	4.80	(3%)
Total Trading Volume (options and futures)	296.3	335.7	(12%)		878.7	902.3	(3%)
Average Revenue Per Contract	$0.378	$0.431	(12%)		$0.396	$0.383	3%
GAAP Financial Highlights:
Total Operating Revenues	$156.2	$187.0	(16%)		$481.9	$478.6	1%
Total Operating Expenses	90.6	85.9	5%		258.8	234.6	10%
Operating Income	65.6	101.1	(35%)		223.1	244.0	(9%)
Operating Margin %	42.0%	54.1%	(1,210	) bps	46.3%	51.0%	(470	) bps
Net Income	$40.5	$67.5	(40%)		$140.6	$154.6	(9%)
Net Income Allocated to Common Stockholders	$40.3	$67.2	(40%)		$140.0	$153.9	(9%)
Diluted EPS	$0.50	$0.81	(38%)		$1.72	$1.85	(7%)
Weighted Average Shares Outstanding	81.3	82.8	(2%)		81.5	83.3	(2%)
Adjusted Financial Highlights (1):
Total Operating Expenses	$81.4	$85.9	(5%)		$247.0	$234.6	5%
Operating Income	74.8	101.1	(26%)		234.9	244.0	(4%)
Operating Margin %	47.9%	54.1%	(620	) bps	48.7%	51.0%	(230	) bps
Net Income Allocated to Common Stockholders	$47.2	$63.0	(25%)		$145.6	$149.9	(3%)
Adjusted Diluted EPS	$0.58	$0.76	(24%)		$1.79	$1.80	(1%)
(1) A full reconciliation of our non-GAAP results to our GAAP results for the 2016 and 2015 reporting periods is included in the attached tables. See "Non-GAAP Information” in the accompanying financial tables.
Operating Revenue
The company reported operating revenue of $156.2 million in the third quarter of 2016, a decrease of $30.8 million, or 16 percent, from $187.0 million in the third quarter of 2015, resulting from a decrease of $32.9 million in transaction fees, offset somewhat by an increase of $1.1 million in market data fees.
Transaction fees were down 23 percent in the quarter as a result of a 12 percent decrease in total trading volume and a 12 percent decrease in average revenue per contract (RPC) versus the third quarter of 2015. Total trading volume in the third quarter was 296.3 million contracts, or 4.63 million contracts per day, compared with volume of 335.7 million contracts, or 5.25 million contracts per day, in last year's third quarter. Trading volume in the company's higher-margin index options and futures contracts fell 19 percent in the quarter, while multiply-listed options declined 6 percent versus the third quarter of 2015. The RPC in the third quarter of 2016 was $0.378 compared with $0.431 in the third quarter of 2015.
The RPC variance primarily reflects a shift in the mix of products traded, with a lower proportion of volume coming from index options and futures contracts, which generate the highest RPC. These product categories accounted for 40.7 percent of trading volume in the third quarter of 2016, compared with 44.6 percent in the third quarter of 2015. In addition, the RPC for equity options and exchange-traded products declined, reflecting higher volume-related incentives versus last year's third quarter.

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The average RPC represents total transaction fee revenue divided by total reported trading volume for Chicago Board Options Exchange® (CBOE®), C2 Options ExchangeSM (C2SM) and CBOE Futures ExchangeSM (CFE®).
Operating Expenses
Total operating expenses were $90.6 million for the third quarter of 2016, up $4.6 million or 5 percent, compared with $85.9 million for the same period in 2015, driven by higher professional fees and outside services, partially offset by lower depreciation and amortization and royalty fees. The increase in professional fees and outside services largely reflects fees incurred relating to the company's planned acquisition of Bats Global Markets, Inc. (Bats). Total adjusted operating expenses, which exclude accelerated stock-based compensation, acquisition-related expenses and other unusual items were $81.4 million, down $4.5 million or 5 percent, compared with $85.9 million for the third quarter of 2015.
The company's core operating expenses, which include total operating expenses less volume-based expenses, depreciation and amortization, accelerated stock-based compensation expense and unusual or one-time expenses, were $51.6 million for the third quarter of 2016, up $0.5 million or 1 percent, compared with last year's third quarter. The slight increase in core operating expenses primarily reflects increases of $1.2 million in travel and promotional expenses and $0.4 million in facilities cost, partially offset by a decrease of $1.5 million in compensation and benefits.
Volume-based expenses, which include royalty fees and order routing fees, were $19.9 million in the third quarter of 2016, a decrease of $2.5 million or 11 percent, compared with the same period last year. This decrease primarily reflects lower royalty fees of $2.4 million, resulting from lower trading volume in licensed index and futures products, which were down 19 percent versus last year's record-setting, third-quarter volume.
Operating Margin

The company's operating margin was 42.0 percent for the third quarter of 2016, compared with 54.1 percent in last year's third quarter. The adjusted operating margin was 47.9 percent for the quarter compared with 54.1 percent for the third quarter of 2015.

Effective Tax Rate

The company reported an effective tax rate of 39.9 percent for the third quarter of 2016 compared with 33.4 percent in last year's third quarter. The third quarter of 2016 included expense arising from the recognition of uncertain tax positions and 2015's third quarter included the benefit of the release of uncertain tax positions relating to prior years.
Operational Highlights and Recent Developments

•
On September 26, the company announced that it entered into a definitive agreement to acquire Bats in a cash and stock transaction valued at approximately $32.50 per Bats share, or a total of approximately $3.2 billion, consisting of 31% cash and 69% CBOE Holdings stock, based on CBOE Holdings' closing stock price of $70.30 per share on September 23, 2016.

•
On September 26, CBOE launched options on the FTSE Emerging Index (Ticker: FTEM), a market-capitalization weighted index representing the performance of large and mid-cap companies from advanced and secondary emerging markets.

•
On August 25, CBOE Vest Financial, an investment manager focused on target outcome investment strategies, launched the CBOE Vest S&P 500 Buffer Protect Strategy Fund (Ticker: BUIGX), the first mutual fund designed to provide investors with index-based buffer protection.

•	On August 15, CBOE listed for trading S&P 500® Index Monday-expiring WeeklysSM options. CBOE now offers SPX options with Monday, Wednesday and Friday weekly expirations.

•
On August 15, CBOE launched the CBOE-SMA Large Cap Index, the first of a series of sentiment-based strategy benchmark indexes that measure short-term market momentum based on Social Market Analytics’ social media metrics.

•
On July 29, CBOE announced plans to broaden its data distribution to investors who want to track and trade options on the widely followed MSCI Emerging Markets (Ticker: MXEF) and MSCI EAFE (Ticker: MXEA)

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Indexes. Real-time values for the underlying MSCI Emerging Markets and MSCI EAFE Indexes are expected to be available to broker-dealers through CBOE’s Market Data Express service later this year.

•
On July 6, CBOE announced that it has created a series of 13 “Enhanced Growth Indexes,” the second in a family of options-based strategy performance benchmarks designed to target the outcomes of specific investment strategies. The CBOE S&P 500 Enhanced Growth Indexes measure the performance of a hypothetical portfolio of SPX FLexible EXchange® (FLEX®) options designed to provide targeted annual returns. CBOE began disseminating daily values for the new benchmarks on June 24, 2016.

•
On July 1, the company opened its first international business development office in London, enabling CBOE to increase its presence in the region and allow its business development team to more directly engage with European-based clients and potential new customers, as well as the exchange's strategic partners.

2016 Fiscal Year Financial Guidance
The company updated its financial guidance for the 2016 fiscal year as follows:

•	Core operating expenses for the 2016 fiscal year are expected to be slightly below the company's guidance range of $211.0 million to $215.0 million.(2)

•	Depreciation and amortization expense is expected to be slightly below the range of $46.0 million to $48.0 million.

•	Capital expenditures are expected to be slightly below the range of $47.0 million to $49.0 million.
The company reaffirmed its financial guidance for the 2016 fiscal year as follows:

•	Continuing stock-based compensation expense included in core expenses is expected to be approximately $13.5 million for the full year.

•
The company expects to recognize accelerated stock-based compensation expense, on a quarterly basis, totaling approximately $1.0 million for the full year. This expense is reported in compensation and benefits and included in the company's non-GAAP reconciliation as an adjusted financial measure.

•
The effective tax rate for full-year 2016 is expected to be in the range of 38.5 percent to 39.5 percent. Significant changes in trading volume, expenses, state and local tax rates and other items, including ongoing state and federal tax audits and unusual items, could materially impact this expectation.

(2)Specific quantifications of the amounts that would be required to reconcile the company's core operating expenses guidance are not available. The company believes that there is a degree of volatility with respect to certain of its GAAP measures, primarily related to volume-based expenses, which include royalty fees and order routing fees, the items that would be required to reconcile to GAAP operating expenses, which preclude the company from providing accurate guidance on certain forward-looking GAAP to non-GAAP reconciliations.  The company believes that providing estimates of the amounts that would be required to reconcile the range of the company's core operating expenses would imply a degree of precision that would be confusing or misleading to investors for the reasons identified above.
Return of Capital to Stockholders
As announced on October 26, 2016, CBOE Holdings' Board of Directors declared a dividend for the fourth quarter of 2016, of $0.25 per share payable December 16, 2016, to stockholders of record as of December 2, 2016.
As of September 30, 2016, the company had approximately $97.0 million of availability remaining under its existing share repurchase authorizations. There was no activity in the company's share repurchase program during the third quarter, due to its planned transaction with Bats.
Year to date, the company has repurchased 947,786 shares at an average price of $63.83 per share, for an aggregate purchase price of $60.5 million.
Since the inception of its share repurchase program in 2011 through September 30, 2016, the company has repurchased 10,947,401 shares of its common stock at an average price of $45.95 per share, for a total of $503.0 million.
Earnings Conference Call
Executives of CBOE Holdings will host a conference call to review its third-quarter financial results today, October 28, 2016, at 8:30 a.m. ET/7:30 a.m. CT. The conference call and any accompanying slides will be publicly available via live webcast from the Investor Relations section of the company's website at www.cboe.com under Events & Presentations. Participants may also listen via telephone by dialing (877) 255-4313 from the United States, (866) 450-4696 from Canada or (412) 317-5466 for international callers. Telephone participants should place calls 10 minutes

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prior to the start of the call. The webcast will be archived on the company's website for replay. A telephone replay of the earnings call also will be available from approximately 11:00 a.m. CT, October 28, 2016, through 11:00 p.m. CT, November 4, 2016, by calling (877) 344-7529 from the U.S., (855) 669-9658 from Canada or (412) 317-0088 for international callers, using replay code 10093067.
About CBOE Holdings
CBOE Holdings, Inc. (NASDAQ: CBOE) is the holding company for Chicago Board Options Exchange (CBOE), CBOE Futures Exchange (CFE) and other subsidiaries. CBOE, the largest U.S. options exchange and creator of listed options, continues to set the bar for options and volatility trading through product innovation, trading technology and investor education. CBOE Holdings offers equity, index and ETP options, including proprietary products, such as options and futures on the CBOE Volatility Index (VIX Index) and S&P 500 options (SPX), the most active U.S. index option. Other products engineered by CBOE include equity options, security index options, Weeklys options, FLEX options, and benchmark products such as the CBOE S&P 500 BuyWrite Index (BXM). CBOE Holdings is home to the world-renowned Options Institute, Livevol options analytics and data tools, and www.cboe.com, the go-to place for options and volatility trading resources.
Cautionary Statements Regarding Forward-Looking Information
This press release contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. (“CBOE”) and Bats Global Markets, Inc. (“Bats”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements with respect to the anticipated effects of the transaction, expectations with respect to the migration of trading technology and synergies and the proposed transaction’s anticipated benefits to customers and stockholders. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, and other filings made by CBOE and Bats from time to time with the SEC. The factors described in such SEC filings include, without limitation: CBOE’s ability to retain its right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks, including cyber-attacks; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.
Additional Information Regarding the Transaction and Where to Find It
This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release is being made in respect of the proposed merger transaction involving CBOE Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to CBOE stockholders and Bats stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy

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statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by BATS will be available free of charge on BATS’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting BATS’ Investor Relations Department at (913) 815-7132.
Participants in the Solicitation
CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
The condensed consolidated statements of income, balance sheets and statements of cash flows are unaudited and subject to reclassification.

CBOE Media Contacts:		Analyst Contact:
Suzanne Cosgrove	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
cosgrove@cboe.com	comptong@cboe.com	koopman@cboe.com
CBOE-F

Trademarks:

CBOE®, Chicago Board Options Exchange®, CBOE Volatility Index®, CFE®, Livevol®, FLEX®, FLexible EXchange® and VIX® are registered trademarks and BuyWriteSM, BXMSM, CBOE Futures ExchangeSM, The Options InstituteSM, CBOE VestSM and WeeklysSM are service marks of Chicago Board Options Exchange, Incorporated (CBOE).  C2SM and C2 Options ExchangeSM are service marks of C2 Options Exchange, Incorporated (C2). Standard & Poor's®, S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services LLC and have been licensed for use by CBOE, C2 and CFE. FTSE® and the FTSE indexes are trademarks and service marks of FTSE International Limited, used under license. MSCI® and the MSCI index names are service marks of MSCI Inc. or its affiliates and have been licensed for use by the CBOE and CFE. Options contracts on any MSCI index are not sponsored, guaranteed or endorsed by MSCI, its affiliates or any other party involved in, or related to, making or compiling such MSCI index. All other trademarks and service marks are the property of their respective owners.

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CBOE Holdings, Inc.
Selected Quarterly Operating Statistics

Average Daily Volume by Product (in thousands)

	3Q 2016	2Q 2016	1Q 2016	4Q 2015	3Q 2015
PRODUCT:
Equities	1,478	1,363	1,449	1,435	1,476
Indexes	1,638	1,691	1,811	1,547	2,076
Exchange-traded products	1,269	1,239	1,298	1,075	1,432
Total Options Average Daily Volume	4,385	4,293	4,558	4,057	4,984
Futures	244	258	216	188	261
Total Average Daily Volume	4,629	4,551	4,774	4,245	5,245

Mix of Trading Volume by Product

	3Q 2016	2Q 2016	1Q 2016	4Q 2015	3Q 2015
PRODUCT:
Equities	31.9%	29.9%	30.4%	33.8%	28.1%
Indexes	35.4%	37.2%	37.9%	36.5%	39.6%
Exchange-traded products	27.4%	27.2%	27.2%	25.3%	27.3%
Futures	5.3%	5.7%	4.5%	4.4%	5.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Average Revenue Per Contract by Product

	3Q 2016	2Q 2016	1Q 2016	4Q 2015	3Q 2015
Trading Days	64	64	61	64	64
PRODUCT:
Equities	$0.050	$0.070	$0.085	$0.097	$0.106
Indexes	0.707	0.701	0.720	0.726	0.709
Exchange-traded products	0.079	0.103	0.117	0.143	0.143
Total Options Average Revenue Per Contract	0.304	0.328	0.346	0.349	0.368
Futures	1.709	1.682	1.643	1.686	1.647
Total Average Revenue Per Contract	$0.378	$0.405	$0.405	$0.408	$0.431

Transaction Fees by Product (in thousands)

	3Q 2016	2Q 2016	1Q 2016	4Q 2015	3Q 2015
PRODUCT:
Equities	$4,748	$6,146	$7,505	$8,866	$10,036
Indexes	74,092	75,861	79,551	71,891	94,192
Exchange-traded products	6,440	8,140	9,263	9,839	13,089
Total Options Transaction Fees	$85,280	$90,147	$96,319	$90,596	$117,317
Futures	26,646	27,786	21,685	20,257	27,506
Total Transaction Fees	$111,926	$117,933	$118,004	$110,853	$144,823

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CBOE Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Income (Unaudited)
Three and Nine Months Ended September 30, 2016 and 2015

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share amounts)	2016	2015	2016	2015

Operating Revenues:
Transaction fees	$111,926	$144,823	$347,863	$345,162
Access fees	13,019	13,062	39,447	40,119
Exchange services and other fees	11,513	10,978	34,263	30,443
Market data fees	8,222	7,133	24,363	22,702
Regulatory fees	9,116	8,204	27,436	25,332
Other revenue	2,411	2,835	8,494	14,841
Total Operating Revenues	156,207	187,035	481,866	478,599

Operating Expenses:
Compensation and benefits	28,344	29,583	83,980	79,158
Depreciation and amortization	10,200	12,394	34,311	34,071
Technology support services	5,608	5,342	16,944	15,480
Professional fees and outside services	21,381	12,619	49,758	37,163
Royalty fees	19,399	21,840	57,849	52,744
Order routing	536	581	557	1,994
Travel and promotional expenses	2,610	1,407	7,616	6,434
Facilities costs	1,322	874	4,268	3,552
Other expenses	1,157	1,285	3,485	3,969
Total Operating Expenses	90,557	85,925	258,768	234,565

Operating Income	65,650	101,110	223,098	244,034

Other Income/(Expense):
Investment and other income	1,557	68	7,921	177
Net income from investments	306	289	830	165
Interest and other borrowing costs	(177)	(16)	(232)	(16)
Total Other Income	1,686	341	8,519	326

Income Before Income Taxes	67,336	101,451	231,617	244,360
Income tax provision	26,885	33,935	91,059	89,739
Net Income	40,451	67,516	140,558	154,621
Net loss attributable to noncontrolling interests	270	—	792	—
Net Income Excluding Noncontrolling Interests	40,721	67,516	141,350	154,621
Change in redemption value of noncontrolling interests	(270)	—	(792)	—
Net income allocated to participating securities	(171)	(297)	(584)	(676)
Net Income Allocated to Common Stockholders	$40,280	$67,219	$139,974	$153,945

Net Income Per Share Allocated to Common Stockholders:
Basic	$0.50	$0.81	$1.72	$1.85
Diluted	0.50	0.81	1.72	1.85
Weighted average shares used in computing income per share:
Basic	81,285	82,755	81,481	83,329
Diluted	81,285	82,755	81,481	83,329

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Page 9/12 CBOE Holdings, Inc. Reports Third-Quarter 2016 Financial Results

CBOE Holdings, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
September 30, 2016 and December 31, 2015

(in thousands, except share amounts)	September 30, 2016	December 31, 2015
Assets
Current Assets:
Cash and cash equivalents	$72,759	$102,253
Accounts receivable - net of allowances	61,112	62,535
Marketing fee receivable	7,172	5,682
Income taxes receivable	52,190	27,901
Other prepaid expenses	8,495	5,122
Deferred financing costs	4,718	—
Other current assets	137	625
Total Current Assets	206,583	204,118

Investments	73,469	48,430
Land	4,914	4,914
Property and Equipment:
Total Property and Equipment—Net	59,911	60,360
Goodwill and Intangible Assets—Net	35,562	10,033
Total Other Assets—Net	60,903	56,933
Total	$441,342	$384,788

Liabilities, Redeemable Noncontrolling Interests and Stockholders’ Equity
Current Liabilities:
Accounts payable and accrued expenses	$66,421	$60,104
Marketing fee payable	7,646	6,141
Deferred revenue and other liabilities	7,010	4,019
Post-retirement benefit obligation - current	27	100
Contingent consideration - current	—	2,000
Income taxes payable	18	1,633
Total Current Liabilities	81,122	73,997

Total Long-term Liabilities	58,055	51,146
Total Liabilities	139,177	125,143

Redeemable Noncontrolling Interests	12,600	—

Stockholders’ Equity:
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at September 30, 2016 or December 31, 2015	—	—
Common stock, $0.01 par value: 325,000,000 shares authorized; 92,950,065 issued and 81,285,307 outstanding at September 30, 2016; 92,738,803 issued and 82,088,549 outstanding at December 31, 2015	929	927
Additional paid-in-capital	135,618	123,577
Retained earnings	686,042	603,597
Treasury stock at cost – 11,664,758 shares at September 30, 2016 and 10,650,254 shares at December 31, 2015	(532,249)	(467,632)
Accumulated other comprehensive loss	(775)	(824)
Total Stockholders’ Equity	289,565	259,645

Total	$441,342	$384,788

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Page 10/12 CBOE Holdings, Inc. Reports Third-Quarter 2016 Financial Results

CBOE Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
Nine Months Ended September 30, 2016 and 2015

	Nine Months Ended September 30,
(in thousands)	2016	2015
Cash Flows from Operating Activities:
Net income	$140,558	$154,621
Adjustments to reconcile net income to net cash flows from operating activities:

Depreciation and amortization	34,311	34,071
Other amortization	57	59
Provision for deferred income taxes	409	(1,718)
Gain on settlement of contingent consideration	(1,399)	—
Stock-based compensation	10,872	8,987
Loss on disposition of property	9	617
Equity gain in investment	(830)	(528)
Impairment of investment and other assets	—	118
Net change in assets and liabilities	(9,857)	(2,090)
Net Cash Flows provided by Operating Activities	174,130	194,137
Cash Flows from Investing Activities:
Capital and other assets expenditures	(36,433)	(26,931)
Acquisition of a majority interest in a business, net of cash received	(14,257)	(2,960)
Payment of contingent consideration from acquisition	(1,980)	—
Investments	(24,209)	(30,919)
Other	(468)	(1,827)
Net Cash Flows used in Investing Activities	(77,347)	(62,637)
Cash Flows from Financing Activities:
Payment of quarterly dividends	(58,113)	(54,413)
Deferred financing costs	(4,718)	—
Purchase of common stock from employees	(4,119)	(3,178)
Payment of outstanding debt in conjunction with acquisition of a business	—	(4,040)
Excess tax benefit from stock-based compensation	1,171	1,285
Purchase of common stock under announced program	(60,498)	(97,403)
Net Cash Flows used in Financing Activities	(126,277)	(157,749)

Net Decrease in Cash and Cash Equivalents	(29,494)	(26,249)

Cash and Cash Equivalents at Beginning of Period	102,253	147,927
Cash and Cash Equivalents at End of Period	$72,759	$121,678

Supplemental Disclosure of Cash Flow Information
Cash paid for income taxes	$105,891	$89,140

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Page 11/12 CBOE Holdings, Inc. Reports Third-Quarter 2016 Financial Results

Non-GAAP Information
In addition to disclosing results determined in accordance with GAAP, CBOE Holdings has disclosed certain non-GAAP measures of operating performance. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. The non-GAAP measures provided in this press release include core operating expenses, adjusted operating expenses, adjusted operating income, adjusted operating margin, adjusted net income allocated to common stockholders and adjusted diluted earnings per share.
Management believes that the non-GAAP financial measures presented in this press release, including adjusted net income and core operating expenses, provide useful and comparative information to assess trends in our core operations and a means to evaluate period-to-period comparisons. Non-GAAP financial measures disclosed by management, including adjusted diluted EPS, are provided as additional information to investors in order to provide them with an alternative method for assessing our financial condition and operating results.
The table below shows core operating expenses, which is the company's operating expenses after excluding (i) volume-based expenses, (ii) depreciation and amortization expense, (iii) accelerated stock-based compensation expense and (iv) other unusual or one-time expenses.

	Three Months Ended September 30,		Nine Months Ended September 30,

(in thousands)	2016	2015	2016	2015
Total Operating Expenses	$90,557	$85,925	$258,768	$234,565
Less:
Depreciation and amortization	10,200	12,394	34,311	34,071
Compensation and benefits (1)	212	—	1,305	—
Assessment of computer-based lease taxes for prior period use (2)	—	—	296	—
Acquisition-related expenses (3)	8,635	—	9,303	—
Volume-based expenses
Royalty fees	19,399	21,840	57,849	52,744
Order routing	536	581	557	1,994
Core Operating Expenses (non-GAAP)	$51,575	$51,110	$155,147	$145,756
Less: Continuing stock-based compensation expense	3,554	3,185	10,189	8,987
Core Operating Expenses Excluding Continuing Stock-Based Compensation (non-GAAP)	$48,021	$47,925	$144,958	$136,769

Detail of Core Operating Expenses (non-GAAP)
Compensation and benefits (1)	$28,132	$29,583	$82,675	$79,158
Technology support services (2)	5,608	5,342	16,944	15,480
Professional fees and outside services (3)	12,746	12,619	40,455	37,163
Travel and promotional expenses	2,610	1,407	7,616	6,434
Facilities costs	1,322	874	4,268	3,552
Other expenses	1,157	1,285	3,189	3,969
Total	$51,575	$51,110	$155,147	$145,756

(1)For the third quarter of 2016, represents $212 for accelerated stock-based compensation expenses. Year-to-date 2016, represents $682 for accelerated stock-based compensation expenses and $622 in additional bonus accrual resulting from legal settlement income.
(2)Year-to-date 2016, represents $296 for assessment of computer-based lease taxes for prior period use, reported in technology support services.
(3)For the third quarter of 2016, represents professional fees and outside services related to CBOE Holdings' planned acquisition of Bats. Year-to-date 2016, represents professional fees and outside services related to CBOE Holdings' investments in CBOE Vest Financial, CurveGlobal and its planned acquisition of Bats.

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Page 12/12 CBOE Holdings, Inc. Reports Third-Quarter 2016 Financial Results

The information below shows the reconciliation of each financial measure from GAAP to non-GAAP. The non-GAAP financial measures exclude the impact of those items detailed below and are referred to as adjusted financial measures.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share amounts)	2016	2015	2016	2015

Reconciliation of GAAP Net Income Allocated to Common Stockholders to Non-GAAP
GAAP net income allocated to common stockholders	$40,280	$67,219	$139,974	$153,945
Add: Compensation and benefits (1)	212	—	1,305	—
Add: Acquisition-related expenses (2)	8,635	—	9,303	—
Add: Amortization of intangible assets	300	—	901	—
Add: Change in redemption value of noncontrolling interests	270	—	792	—
Add: Assessment of computer-based lease taxes for prior period use	—	—	296	—
Less: Legal settlement (3)	—	—	(5,500)	—
Less: Gain on settlement of contingent consideration	(1,399)	—	(1,399)	—
Add: Interest and other borrowing costs	232	—	232	—
Add: Impairment charge	—	—	—	364
Income tax expense related to the items above (4)	(2,993)	—	(1,983)	(140)
Uncertain tax position related to research and development credits (5)	1,661	(4,286)	1,661	(4,286)
Net income allocated to participating securities - effect on reconciling items	29	19	23	17
Adjusted net income allocated to common stockholders	$47,227	$62,952	$145,605	$149,900

Reconciliation of GAAP Diluted EPS to Non-GAAP
GAAP diluted earnings per common share	$0.50	$0.81	$1.72	$1.85
Per share impact of non-GAAP adjustments noted above	0.08	(0.05)	0.07	(0.05)
Adjusted diluted earnings per common share	$0.58	$0.76	$1.79	$1.80

Reconciliation of GAAP Operating Margin to Non-GAAP
GAAP operating revenue	$156,207	$187,035	$481,866	$478,599
Non-GAAP adjustments noted above	—	—	—	—
Adjusted operating revenue	$156,207	$187,035	$481,866	$478,599
GAAP operating expenses	$90,557	$85,925	$258,768	$234,565
Non-GAAP adjustments noted above	(9,147)	—	(11,805)	—
Adjusted operating expenses	$81,410	$85,925	$246,963	$234,565
GAAP operating income	$65,650	$101,110	223,098	244,034
Non-GAAP adjustments noted above	9,147	—	11,805	—
Adjusted operating income	$74,797	$101,110	$234,903	$244,034
Adjusted operating margin	47.9%	54.1%	48.7%	51.0%

(1)For the third quarter of 2016, this amount includes $212 for accelerated stock-based compensation expenses. Year-to-date, this amount includes $683 for accelerated stock-based compensation expenses and $622 in additional bonus accrual resulting from legal settlement income.
(2)For the third quarter of 2016, this amount includes professional fees and outside services related to CBOE Holdings' planned acquisition of Bats. Year-to-date, this amount includes professional fees and outside services related to CBOE Holdings' investments in CBOE Vest Financial and CurveGlobal and its planned acquisition of Bats.
(3)Settlement received for attorney fees and expenses relating to a litigation matter, reported in investment and other income.
(4)GAAP to Non-GAAP reconciling items that are associated with our controlling interest in CBOE Vest Financial Group Inc. are not tax effected.
(5)For the third quarter of 2015, the company recorded a benefit from the release of an uncertain tax position related to research and development credits, which were effectively settled. For the third quarter of 2016, the company no longer considers certain positions to be effectively settled and therefore recorded a related increase in unrecognized tax benefits.

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